
May 17, 2022

Keith Jones
Interim Chief Financial Officer
Rambus Inc.
4453 North First Street, Suite 100
San Jose, California 95134

> **Re: Rambus Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Quarter Ended March 31, 2022**
> **File No. 000-22339**

Dear Mr. Jones:

We have reviewed your May 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Form 10-Q for the Quarter Ended March 31, 2022

Financial Statements
Notes to Consolidated Financial Statements
10. Convertible Notes, page 18

1. We note your disclosure that the 2023 partial repurchase of notes resulted in the conversion feature and warrants being subject to derivative accounting. Please tell us the features of the repurchase that necessitated derivative accounting and explain to us how this loss on the fair value adjustment of derivatives was determined or calculated. In this regard, we note no disclosures regarding fair value measurements of derivatives.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing